UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHENGTAI PHARMACEUTICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

952165108
(CUSIP Number)

Qingtai Liu
Changda Road East
Development District, Changle County
Shandong, China 262400
(+86) 536-2188831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP

Suite 1207, 12th Floor

Shanghai Kerry Centre

1515 Nanjing Road West

Shanghai, China 200040

Attention: James Hsu, Esq.

Telephone: +86.21.6103.6360

April 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Qingtai Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
3,594,863 shares of common stock[1]
	8	SHARED VOTING POWER
194,150 shares of common stock[2]
	9	SOLE DISPOSITIVE POWER
3,594,863 shares of common stock[1]
	10	SHARED DISPOSITIVE POWER
194,150 shares of common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,013 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%
14	TYPE OF REPORTING PERSON (see instructions)
IN

1 Includes options to purchase 100,000 shares of common stock of the Company which are exercisable within 60 days

2 Includes 194,150 shares of common stock owned by Quingtai Liu’s spouse

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Qiuling Tian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
194,150 shares of common stock
	8	SHARED VOTING POWER
3,594,863 shares of common stock[3]
	9	SOLE DISPOSITIVE POWER
194,150 shares of common stock
	10	SHARED DISPOSITIVE POWER
3,594,863 shares of common stock[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,013 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%
14	TYPE OF REPORTING PERSON (see instructions)
IN

3 Represents 3,594,863 shares of common stock owned by Quingtai Liu

CUSIP No. 952165108	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Weijie Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
194,150 shares of common stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
194,150 shares of common stock
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,150 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
14	TYPE OF REPORTING PERSON (see instructions)
IN

Introduction

This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on May 15, 2007 (the "Schedule 13D") by Mr. Qingtai Liu with respect to the common stock, par value $0.001 per share, of Shengtai Pharmaceutical, Inc.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The name of the issuer is Shengtai Pharmaceutical, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at Changda Road East, Development District, Changle County, Shandong, China 262400. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	The names of the persons filing this statement are Qingtai Liu, Qiuling Tian and Weijie Liu (the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is Changda Road East, Development District, Changle County, Shandong, China 262400.

(c)	Qingtai Liu is the Company’s Chairman and Chief Executive Officer, Ms. Tian is his spouse and Weijie Liu is their son.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Ms. Tian and Weijie Liu each acquired the shares of Common Stock owned by each of them as a gift from Qingtai Liu.

The Reporting Persons anticipate that approximately US$9,407,886 will be expended in acquiring 5,701,749 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount does not include the estimated funds required to pay for any outstanding options or warrants to purchase Common Stock or any transaction costs associated with such acquisition.

The Reporting Persons intend to finance the Proposed Transaction (as described in Item 4 below) with a combination of debt and equity capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 17, 2012, Mr. Liu submitted a preliminary, non-binding proposal (the “Proposal”) to the Company’s Board of Directors for the acquisition of all of the Publicly Held Shares for US$1.65 per share (the “Proposed Transaction”).

The Reporting Persons intend to finance the Proposed Transaction with a combination of debt and equity capital.

Any definitive agreement entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of the Proposed Transaction, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to the merger agreement with its covenants thereunder, and the absence of a material adverse effect.

If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would no longer be quoted on the Over-The-Counter Bulletin Board.

The foregoing summary of certain provisions of the Proposal is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal which is attached hereto as Exhibit 99.1 and incorporated herein. Except as indicated above, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) As of the date of this statement, Qingtai Liu owns 3,594,863 shares of Common Stock, with respect to which Qingtai Liu has sole voting and dispositive power, which includes options to purchase 100,000 shares of Common Stock that are exercisable within 60 days. He may also be deemed to beneficially own an additional 194,150 shares of Common Stock held by his spouse with respect to which Qingtai Liu may be deemed to have shared voting and dispositive power. The total of 3,789,013 represents approximately 39.5% of the issued and outstanding shares of Common Stock, based on 9,584,912 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012.

As of the date of this statement, Ms. Tian owns 194,150 shares of Common Stock with respect to which she has sole voting and dispositive power. She may also be deemed to beneficially own an additional 3,594,863 shares of Common Stock held by her spouse, Qingtai Liu, with respect to which she may be deemed to have shared voting and dispositive power. The total of 3,789,013 represents approximately 39.5% of the issued and outstanding shares of Common Stock, based on 9,584,912 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012.

As of the date of this statement, Weijie Liu owns 194,150 shares of Common Stock with respect to which he has sole voting and dispositive power, representing approximately 0.02% of the issued and outstanding shares of Common Stock, based on 9,584,912 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012.

(c)        During the 60 days preceding the filing of this Amendment, no Reporting Person has effected any transactions in the Common Stock.

(d)        None.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

For a brief description of the principal terms of the Proposed Transaction and the Proposal, please refer to Items 3, 4 and 5 above which are incorporated herein by reference.

To the knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Non-Binding Proposal Letter

Exhibit 99.2	Power of Attorney for Qingtai Liu

Exhibit 99.3	Power of Attorney for Qiuling Tian

Exhibit 99.4	Power of Attorney for Weijie Liu

Exhibit 99.5	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2013

/s/ Qingtai Liu
Name: Qingtai Liu

/s/ Qiuling Tian
Name: Qiuling Tian

/s/ Weijie Liu
Name: Weijie Liu

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